Exhibit 1.01

Latham Group, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2022

Introduction

This Conflict Minerals Report (this “Report”) of Latham Group, Inc. (“Latham”, “we,” “us,” “our” or the “Company”) covers the reporting period from January 1 to December 31, 2022 (the “Reporting Period”). This Report is prepared pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

The Conflict Minerals Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which tantalum, tin, tungsten or gold are necessary to the functionality or production of those products (such minerals are referred to herein as “Conflict Minerals”). Certain of our operations manufacture or contract to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products. As described in this Report, for the Reporting Period, we were unable to determine whether some of these Conflict Minerals may have originated from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”), or whether such Conflict Minerals originated from recycled or scrap sources.

Business Overview

Latham Group, Inc. is the largest designer, manufacturer, and marketer of in-ground residential swimming pools in North America, Australia, and New Zealand. Latham has coast-to-coast operations consisting of over 2,000 employees across over 30 locations.

Products Covered by This Report

This Report relates to products manufactured or contracted to be manufactured by us in the Reporting Period with respect to which: (i) Conflict Minerals are or may be necessary to the functionality or production of that product; (ii) we have been unable to conclude that any Conflict Minerals originated from scrap or recycled materials and (iii) we have been unable to conclude that the Conflict Minerals did not originate in the Covered Countries. These products, which we refer to as “Covered Products”, are the following products: fiberglass pools, packaged pools, vinyl pool liners, automatic safety covers, winter covers, pool safety covers and related products.

Reasonable Country of Origin Inquiry; Due Diligence Framework and Overview

For the Reporting Period, Latham identified 101 direct suppliers of Covered Products that were considered potentially in-scope based on a conservative analysis (the “Covered Suppliers”), which represented approximately 66% of its direct raw material expense. Out-of-scope suppliers included those vendors providing exclusively products that were evaluated and determined to contain no metallic content. Covered Suppliers of Covered Products were subject to a good-faith, reasonable country of origin inquiry (“RCOI”) and due diligence exercise. Latham received full or partial responses from 23 of the Covered Suppliers, representing approximately a 55% response rate from Covered Suppliers based on direct raw material expense for Covered Suppliers.

Under the OECD Guidance (defined below), the Company is a downstream entity in the Conflict Minerals supply chain. Latham also does not do any direct business with any smelters or refiners of Conflict Materials and is several tiers removed from the smelters and refiners and mineral origin. Therefore, Latham relies on the Covered Suppliers to provide accurate and reliable information about Conflict Minerals in their supply chains, including their direct and indirect suppliers.

We conducted an RCOI designed to determine, for the Reporting Period, whether the Conflict Minerals in Covered Products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

Similarly, we exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures were designed to conform, in all material respects, with the internationally recognized due diligence framework, The Organization for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and related supplements ("OECD Guidance"). Our compliance with the OECD Guidance is discussed further below.

OECD Guidance – Due Diligence

Step 1. Establish Strong Company Management Systems

Latham has adopted a Conflict Minerals Policy as part of its efforts to encourage its suppliers to respect human rights and to source Conflict Minerals in a socially responsible manner. The Conflict Minerals Policy is publicly available at https://lathampool.gcs-web.com/static-files/aedb3bc6-e5d3-412b-94fe-3c046ce2973e. The Conflict Minerals Policy states that Latham is committed to using reasonable efforts, including partnering with its supply chain, to avoid the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in a Covered Country. It further states that Latham does not support general embargoes of Conflict Minerals from the Covered Countries, and instead encourages its suppliers to continue to source responsibly from conflict-affected and high risk areas. The Company’s Supplier Code of Conduct acknowledges this policy to further compliance.

A cross-functional internal team comprised of members from the Company’s legal and supply chain departments (the “internal team”) was established in early 2023 and delegated the responsibility to manage the Company’s Conflict Minerals compliance program and related reporting with the SEC. The internal team also coordinated with outside legal counsel to assist with its compliance efforts, including training regarding the Conflict Minerals Rule. The Audit Committee of the Company’s Board of Directors (the “Audit Committee”) and certain members of the executive leadership team received updates regarding the foregoing activities and this Report.

Latham used tools and relied on information provided by the Responsible Mineral Initiative (“RMI”), an industry group focused on conflict minerals within supply chains, including (i) the Conflict Minerals Reporting Template (the “Reporting Template”), which Latham used to obtain relevant information from its Covered Suppliers, and (ii) information from the Responsible Minerals Assurance Process (“RMAP”), which uses an independent third-party assessment of the management systems and sourcing practices of smelter and refiners to validate responsible conflict mineral procurement in accordance with its standards.

The Company subscribed to a Conflict Minerals platform called “iPoint,” an on-demand software solution that enabled us to collect, manage, aggregate, validate and report Conflict Minerals information. iPoint also performs an automated assessment of smelter list and overall Reporting Template accuracy and completeness.

Step 2. Identify and Assess Risks in the Supply Chain

We determined that requesting Covered Suppliers to complete the Reporting Template represented our reasonable best efforts to determine the origin of Conflict Minerals in our supply chain. Latham requested that the Covered Suppliers use iPoint and/or the Reporting Template to identify the smelters and refiners in our supply chain as well as any Conflict Minerals originated from recycled or scrap sources. For any smelters or refiners identified by a Covered Supplier in a Covered Country, the internal team checked the smelter or refiner against information provided by RMAP to determine whether the smelter or refiner was listed as Responsible Minerals Assurance Process Conformant (“RMAP Conformant”).

Step 3. Design and Implement a Strategy to Respond to Identified Risks

The internal team reviewed responses from the Covered Suppliers for completeness, clarity and consistency. The internal team corresponded through iPoint to all Covered Suppliers and through additional communication methods with higher-risk Covered Suppliers, in each case for Covered Suppliers who initially provided responses that were incomplete, unclear or inconsistent.

The internal team reported on its due diligence activities to certain members of our executive leadership team and the Audit Committee.

Step 4. Carry Out Independent Third-Party Audit of Supplier’s Due Diligence Practices

Latham used and relied upon information made available by RMI concerning its independent third-party assessments of smelters and refiners to determine whether the smelter or refiner is RMAP Conformant.

Step 5. Report on Supply Chain Due Diligence

The Company’s initial requirement to file a Form SD relates to the Reporting Period. Latham filed the Form SD and this Conflict Minerals Report with the SEC and will do so in future years as applicable.

Smelters and Refiners

The Reporting Template allowed, and the internal team encouraged, Covered Suppliers to provide product- or Latham-specific information. However, substantially all responses received by the Company were provided at the entity-level and were not tailored to Latham.

Some of the Covered Suppliers provided smelters based on entity-level data and we determined it was misleading to include all such companies if provided in an excessive number. Otherwise, none of the responsive Covered Suppliers identified Conflict Minerals from the Covered Countries.

The Company did not receive responses from a significant portion of its Covered Suppliers and, in some cases, responses from Covered Suppliers were incomplete or did not appear to be accurate. Furthermore, the few suppliers that did provide names of smelters and refiners and country of origin information did so only on an entity-wide basis without distinguishing between Conflict Minerals purchased for goods supplied to Latham and Conflict Minerals purchased for other purposes. As a result of the foregoing, we were unable to determine whether most Conflict Minerals may have originated from the Covered Countries, or whether such Conflict Minerals originated from recycled or scrap sources.

Future Risk Mitigation Efforts

We will evaluate implementing additional steps to enhance our ability to (1) determine the country of origin of the Conflict Minerals and the facilities used to mine and refine the Conflict Minerals used in, and necessary to, the functionality or production of our products and (2) further mitigate the risks that necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in Covered Countries. These additional steps may include the following activities set forth below.

1.	Further enhance the Company’s due diligence process and communications (including our escalation process) to improve responsiveness, completeness and accuracy of the responses provided by Covered Suppliers.

2.	Encourage Covered Suppliers to provide product-level information in their responses.

3.	Further educate our supply chain regarding the Conflict Minerals Rule.

4.	Communicate Latham’s sourcing expectations relating to Conflict Minerals to suppliers through direct communications and information posted on Latham’s website and its supplier portal.

5.	Include or enhance requirements related to Conflict Minerals in our supplier terms and conditions and Supplier Code of Conduct.

6.	Monitor non-compliant and high-risk smelters in our supply chain, and consider risk mitigation steps if applicable.

Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and such forward-looking statements involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements relating to the Company’s intention to enhance its Conflict Minerals’ compliance program. These statements are subject to various risks, uncertainties and other factors, including, among other matters, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to identify and mitigate risks in its supply chain, whether smelters and refiners and other market participants responsibly source conflict minerals, political and regulatory developments in the Covered Countries, the United States or elsewhere, and whether industry organizations and initiatives remain effective as a source of external guidance and support to us in the compliance process. Forward-looking statements are based on management’s current views, beliefs and expectations of future events based on certain assumptions. Forward-looking statements are not guarantees of future performance. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law. Subsequent events may affect our future determinations under the Conflict Minerals Rule.

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